UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

TransMedics Group, Inc.

(Exact name of the registrant as specified in its charter)

Massachusetts	001-38891	83-2181531
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

200 Minuteman Road	01810
Andover, Massachusetts (Address of principal executive offices)	(Zip code)

Matthew S. Forsyth

SVP, General Counsel & Corporate Secretary

(978) 552-0900

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ___________.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

This filing is being made by TransMedics Group, Inc. (“TransMedics”, the “Company”, “we”, “us”, or “our”) for the calendar year January 1 to December 31, 2025 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”) and Form SD (collectively, the “Conflict Minerals Rule”). Consistent with the Conflict Minerals Rule, as used herein, “Conflict Minerals” or “3TG” are tin (cassiterite), tungsten (wolframite), tantalum (columbite-tantalite or coltan) and gold. In accordance with the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission on April 7, 2017, we have not included a Conflict Minerals Report exhibit as part of this filing.

Company Overview

TransMedics is a medical technology company transforming organ transplant therapy for end-stage organ failure patients across multiple disease states. We developed the Organ Care System (“OCS™”) to replace a decades-old standard of care that we believe is significantly limiting access to life-saving transplant therapy for hundreds of thousands of patients worldwide. Our innovative OCS technology replicates many aspects of the organ’s natural living and functioning environment outside of the human body. As such, the OCS represents a paradigm shift that transforms organ preservation for transplantation from a static state to a dynamic environment that enables new capabilities, including organ optimization and assessment. We have also developed our National OCS Program (“NOP™”), an innovative turnkey solution to provide outsourced organ procurement, OCS organ perfusion management and transplant logistics services, to provide transplant programs in the United States with a more efficient process to procure donor organs with the OCS. Our logistics services include aviation transportation, ground transportation, and other coordination activity. We believe the use of the OCS combined with the NOP has the potential to significantly increase the number of organ transplants and improve post-transplant outcomes.

Reasonable Country of Origin Inquiry

As required by the Conflict Minerals Rule, the Company conducted a reasonable country of origin inquiry (“RCOI”) that is reasonably designed to determine whether any of the 3TG in the Company’s products originate in the Democratic Republic of the Congo (the “DRC”) or its adjoining countries (collectively, the “Covered Countries”). The Company’s RCOI is based upon guidance published by the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, 3rd Edition (the “OECD Guidance”).

Due Diligence Program

In addition, based on the results of our RCOI, we exercised due diligence based on the OECD Guidance. The Company’s due diligence program includes several elements, including but not limited to the following and the additional measures discussed under “Findings and Results”:

•	Conducted a due diligence process to review the Company’s worldwide supply chain for materials that contain 3TG to determine if these materials originate in the Covered Countries.

•

Established a cross-functional team with representation from Supply Chain & Operations and Legal functions to monitor supply chain due diligence and reporting. This team met periodically to review and assess due diligence efforts, provide updates to senior management on a case-by-case basis, and recommend actions to strengthen engagement between the Company and its suppliers.

•	Published a Conflict Minerals Statement, which is made available to suppliers and the general public on our website at https://investors.transmedics.com/governance-highlights.

•	Established conflictminerals@transmedics.com as a dedicated email address to report conflict minerals related questions or issues to the Company.

Findings and Results

For calendar year 2025, we identified 74 suppliers as potentially in-scope (“In-Scope Suppliers”) because we believe they may have supplied us with components, parts or products that contain 3TG necessary to the functionality or production of our products. The In-Scope Suppliers were asked to either complete and provide to us a completed Conflict Minerals Reporting Template (“CMRT”), as developed by the Responsible Minerals Initiative (“RMI”), or confirm that there were no changes to responses provided by such In-Scope Suppliers to the Company for calendar year 2024. The CMRT included questions about In-Scope Suppliers’ uses and sourcing of 3TG, as well as questions about their own due diligence measures. All In-Scope Suppliers received an email from the Company’s Procurement Organization requesting their compliance with the RCOI and due diligence process.

The Company received responses from approximately 86% of the In-Scope Suppliers, and the responses received represented approximately 98% of the components, parts or products provided by In-Scope Suppliers that may contain necessary 3TG.

A majority of responses received from In-Scope Suppliers indicated that the components, parts or products they sold to the Company contained no 3TG. The remaining responses received from In-Scope Suppliers either: (i) indicated that they did not determine which smelters or refiners produced the 3TG used in the products, components and materials sold to the Company; or (ii) indicated the potential use of 3TG but did not provide sufficient information to enable the Company to determine with certainty the country of origin of the 3TG used in the products.

As a result of the information the Company received from its In-Scope Suppliers for calendar year 2025, the Company was not able to determine with certainty the country of origin of the 3TG in our products.

Future Due Diligence Considerations

The Company is committed to continuing to evolve our RCOI and due diligence program. The Company intends to work to improve survey response rates from suppliers. The Company also intends to continue to update our RCOI and due diligence program processes and procedures as appropriate.

The Company’s Form SD is publicly available on our website at https://investors.transmedics.com/sec-filings.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

Not applicable.

Forward Looking Statements

Certain statements herein are forward-looking statements, including statements relating to our intentions to evolve and update our RCOI and due diligence program and improve survey response rates. These statements could be affected by many risks, uncertainties and other factors, including, but not limited to, the impact of acquisitions and divestitures, incomplete information from third-party sources, continuing guidance regarding the Conflict Minerals Rule and the enactment of laws and rules in other jurisdictions, future changes to our diligence processes and delays or difficulties in engaging with suppliers in our supply chain. The forward-looking statements herein speak only as of the date of this Form SD. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TRANSMEDICS GROUP, INC.

By:	/s/ Matthew S. Forsyth
Name: Title:	Matthew S. Forsyth SVP, General Counsel & Corporate Secretary	Date: May 29, 2026